SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated 11 June 2015

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 8, 2015, the Board of Directors (“Board”) of InterXion Holding N.V. (the “Company”) adopted amendments to the Company’s Bylaws to eliminate references to the Shareholders’ Agreement and related provisions. The foregoing description of the amendments to the Company’s Bylaws is qualified in its entirety to the full text of such amended Bylaws, a copy of which is attached as Exhibit 99.1 hereto.

In addition, this report contains the Company’s press release announcing the resignations of the representatives of Baker Capital from the Board and the appointment of a new Chairman of the Board, a copy of which is attached as Exhibit 99.2 hereto.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on 23 June 2011 (File No. 333-175099) and into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on 2 June 2014 (File No. 333-196447).

Exhibit

99.1	Bylaws, as amended.

99.2	The press release “Interxion Announces Resignations of Baker Capital Representatives from the Board and Appointment of New Chairman”, dated 11 June 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: 11 June 2015